SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 19, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on April 19, 2013.

CORPORATE COMMUNICATIONS
PRESS RELEASE	Amsterdam, 19 April 2013

ING to sell 49% stake in KB Life to KB Financial Group

ING announced today it has agreed to sell its 49% stake in Korean insurance venture KB Life Insurance Company Ltd. (KB Life) to joint venture partner KB Financial Group, one of Korea’s leading financial institutions.

Under the terms of the agreement, ING will receive a total cash consideration of KRW 166.5 billion (approximately EUR 115 million at current exchange rates) for its 49% stake in KB Life. The transaction announced today is not expected to have a material impact on ING Group results. Subject to regulatory approval, it is expected to close in the second quarter of 2013.

The transaction announced today is part of ING’s earlier announced process to divest ING’s insurance and investment management businesses. The process to divest the remaining insurance and investment management businesses in Asia, including ING Life Korea and ING’s funds management business in Korea, is on-going. Any further announcements will be made if and when appropriate. Today’s announcement does not affect ING’s Commercial Banking activities in South Korea.

KB Life was established in 2004 and has grown to be a leading multi-channel life insurance company in Korea, offering savings, annuities and protection products for Korean individuals and families.

KB Financial Group, one of Korea’s leading financial institutions, is active in Korea in a range of financial services, including banking, credit cards, securities, life insurance, asset management and venture capital. In February 2013 ING Group announced it had sold the 5% stake it had in KB Financial Group in a block trade to institutional investors.

Press enquiries	Investor enquiries
Victorina de Boer	Investor Relations
+31 20 57 66373	+31 20 57 66396
Victorina.de.Boer@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: April 19, 2013